ACTIVISION, INC.
                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                                                               October 22, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Application for Withdrawal under Rule 477(a) -
          Activision, Inc. Registration Statement on Form S-3
          (File No. 333-66280) Filed July 30, 2001

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Activision, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-66280 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 30, 2001.

     Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 6,900,000 shares of its Common Stock, par value $.000001 per share (the "Shares"), for issuance to the public. Based upon changed circumstances regarding the securities market, the Registrant has determined at this time not to pursue the public offering of the Shares pursuant to the Registration Statement. No securities have been sold under the Registration Statement.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. It is our understanding that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from filing.

     Should you have any questions regarding the foregoing application for withdrawal, please contact Kenneth L. Henderson, Esq. of Robinson Silverman Pearce Aronsohn & Berman LLP, our legal counsel in connection with the Registration Statement, at (212) 541-2275.


                                           Very truly yours,

                                           ACTIVISION, INC.


                                           By: /s/ Brian G. Kelly
                                              ------------------------
                                                 Brian G. Kelly
                                                 Co-Chairman

cc: Maria Gabriela Bianchini - Securities and Exchange Commission Kenneth L. Henderson, Esq.
     Jonathan Marks, Esq.